

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 28, 2023

Kathleen Simpson-Taylor
Chief Financial Officer
A-Mark Precious Metals, Inc.
2121 Rosecrans Ave., Suite 6300
El Segundo, CA 90245

> **Re: A-Mark Precious Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed September 2, 2022**
> **File No. 1-36347**

Dear Kathleen Simpson-Taylor:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                   Sincerely,

                                   Division of Corporation Finance
                                   Office of Trade & Services